UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

First-quarter results 2011

BBVA earns €1.15 billion in the first quarter

&#-3983; Strength: once again BBVA demonstrates its ability to generate solid and recurrent earnings in the present economic environment. The Group's net attributable profit in the first three months of 2011 reached €1.15 billion, the highest level of the last three quarters. Revenues were also higher compared to the previous two quarters

&#-3983; Risk Management: this was the fifth quarter in a row in which BBVA´s non-performing assets (NPA) ratio remains in check. In March the NPA ratio was the same as in December (4.1%) and was lower than in the same month a year earlier (4.3%). The risk premium fell 13 basis points during the quarter

&#-3983; Solvency: BBVA’s core capital ratio stands at 8.9% in the first quarter after the addition of the stake in Garanti and with an organic generation of capital of 0.2 percentage points. The strong capital position is complemented by a comfortable liquidity and funding position. Seventy percent of the maturities for the year are already covered

&#-3983; Growth: record gross income from franchises in Mexico, South America and Asia confirms the wisdom of the Group’s expansion in emerging markets. The expansion grew in March with the entry in Turkey. BBVA generates in emerging markets more than half of its gross income. In developed markets, BBVA strengthens its franchises through gains in market share and improvements in risk indicators

In the first quarter BBVA obtained a net attributable profit of €1.15 billion, an amount that exceeds that of the previous two quarters and is 7.3% lower than a year earlier. The Group’s profit is supported by a suitable diversification in terms of businesses and geographies, and by superior risk management. The non-performing asset ratio remains stable, ending the quarter at 4.1%, and impairment losses on financial assets are the lowest since the first quarter of
2009. The core capital ratio in March stood at 8.9% after completing the purchase of a 24.9% stake in Garanti, a Turkish bank. Record gross income in
Mexico, South America and Asia boosted the Group’s gross income to €5.26 billion, the highest level in the last three quarters, confirming the strength of the Bank’s portfolio of assets.

Diversification, with more than half its gross income generated in emerging markets, and superior risk management are the main factors supporting the BBVA
Group net attributable profit of €1.15 billion in the first quarter. All business areas contributed to earnings in a positive way. Gross income reached
€5.26 billion, which exceeded the level of the previous two quarters thanks to record revenues in Mexico, South America and Asia. Some 52% of the gross income of the business areas and 57% of net attributable profit originate in emerging markets. The growth in these markets largely offsets the lower contribution from developed markets, where the Bank is strengthening its position with a more selective growth and an improvement in the risk profile.

 “The resilience of our earnings is based on an adequate diversification and on a successful business model," said Angel Cano, BBVA's President and COO.
“Emerging markets will continue to play a growing role in the Group's earnings.”

Net interest income continues to show great strength thanks to a portfolio that is well balanced by regions, businesses, segments and products. Net interest income for the first three months came to €3.17 billion, exceeding that of the previous quarter. Operating costs reached €2.36 billion, owing to the Group’s determination to invest in technology and in franchises operating in emerging markets. The workforce in emerging markets grew by 3,710 employees compared to a year earlier and the total number rose 4.9% to 108,594. As a result, operating income came to €2.9 billion, the highest level in the last three quarters.

Fifth quarter with improvement in risk indicators

The NPA ratio in March (4.1%) was unchanged from December and has remained in check for five consecutive quarters. Impairment losses on financial assets came to €1.02 billion in the first three months of 2011, the lowest level since the first quarter of 2009. The risk premium fell 13 basis points during the quarter, to 1.2%. The balance of NPAs stands at €15.53 billion, 1% less than in December.
In Spain, BBVA’s NPA ratio remains the same as at the end of 2010 (4.8%) whereas for the sector as a whole it has risen.

The BBVA Group ended the first quarter with a core capital ratio of 8.9% after adding 0.2 percentage points organically and 0.2 percentage points through the
“dividend option.” The latter is a new alternative that allows shareholders to collect their dividends in either shares or cash. Some 80% of BBVA’s share capital opted for payment in shares under the new scheme, which started with the final dividend against 2010 earnings. The Tier I ratio closed the quarter at
9.8% and the BIS ratio stood at 13%. In March Moody’s confirmed BBVA’s Aa2 rating at the same time as it lowered ratings on 30 other Spanish banks. The strong capital situation is complemented by a comfortable liquidity and funding position. BBVA has already covered 70% of its maturities for the year.

Strong growth in emerging economies, strengthening our position in developed markets

In terms of business activity, gross lending to Group customers is up 2.7%
year-on-year to €346.8 billion. And total customer funds have increased 4.1% to
€534 billion.

On March 22nd BBVA completed the purchase of a 24.9% stake in Garanti, taking another step in the Group's geographic expansion. The addition of this asset and the growing importance of Asian operations have triggered a change in the way results are presented. Henceforth European businesses other than Spain, and
Asian businesses will be grouped under the heading, Eurasia.

In Spain BBVA has achieved market share gains in key areas such as residential mortgages and customer funds. Funds under management closed the first quarter at
€158.1 billion, which is 10% more than a year earlier and higher than the level of the fourth quarter of 2010. Net interest income fell 3% in the quarter although the decline is slowing. The non-performing asset ratio in March (4.8%)
is the same as in December and lower than a year earlier (4.9%). The Group’s superior risk management is demonstrated by a contribution of €175 million to generic provisions, leaving generic provisions at a higher level than in
December.

In Eurasia there is a notable contribution of China Citic Bank (CNBC). Its profit has jumped 153% year-on-year. The addition of our stake in Garanti is another important factor although its impact on earnings is limited to ten days in the first quarter. It will grow in importance in the coming quarters. In the first quarter Eurasia generated profit of €198 million, 13.5% of the combined profit for the business areas.

In Mexico buoyant business boosted gross income to a record €1.44 billion and net attributable profit rose 17.3% in constant euros to €436 million (up 25.5%
in current euros). In the first quarter the combined strength of earnings and the franchise allowed BBVA Bancomer to place two issues in the international capital markets for a combined total of $2 billion. So far this is the biggest issue made by a bank in Latin America.

In South America the strong growth continued in the first quarter. Lending at the end of March was up 27.1% from a year earlier and customer funds grew 16.8%.
The region also recorded market share gains in the main items. Net attributable profit in the area rose 17.5% to €280 million. The NPA ratio is steady at 2.5%
and the coverage ratio increased to 134% (130% in December).

In the United States management remains focused on improving the lending mix.
This policy has led to a year-on-year fall of 34.2% in impairment losses on financial assets. The NPA ratio ended March at 4.5% with a coverage ratio of 64%
(61% in December). Net attributable profit in the area rose 47.5% to €81 million.

Lastly in the first quarter WB&AM (Wholesale Banking & Asset Management)
demonstrated the high quality and recurrence of its revenues. Gross income fell
2.2% year-on-year in constant euros to €811 million (up 18.5% compared to the fourth quarter) and net attributable profit was down 12.2% to €364 million (up
53.9% on the fourth quarter).

Contacts:
comunicación.corporativa@grupobbva.com
+34 913746988

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 05/05/2011	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative